Direct: +1 212.351.4034
Fax: +1 212.351.5237

June 25, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Lauren P. Nguyen, Special Counsel
Tonya K. Aldave
Heather Clark
Linda Cvrkel

Re:                             Noodles & Company
Amendment No. 4 to Registration Statement on Form S-1
Filed June 25, 2013
Registration No. 333-188783

Ladies and Gentleman:

On behalf of Noodles & Company (the “Company”), we are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-188783), which was submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2013 (the “Registration Statement”) and was amended on May 30, 2013, June 17, 2013 and June 20, 2013. The Company submitted draft Registration Statements confidentially to the Commission on March 22, 2013 and May 10, 2013.  In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 24, 2013 (the “Letter”) and the inquiry discussed telephonically on June 24, 2013.  Each of your comments in the Letter is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.  Following the Company’s responses to the comments in the Letter, we have set forth the Company’s response to the inquiry discussed telephonically. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes against Amendment No. 3 to the Registration Statement on Form S-1 filed on June 20, 2013.

Off-Balance Sheet Arrangements, page 58

1.                                      We note the disclosures that have been added to page 58 in response to our prior comment number 3. Please tell us and revise the discussion on page 58 to also disclose the significant terms of the option grants that will be made to Kevin Reddy and Keith Kinsey upon the completion of the offering and explain in further detail how the Company calculated or determined the amount of compensation expense that will be recognized in connection with these option grants.

Response:                                        The Company notes the Staff’s comment and, in response thereto, advises that it has revised its disclosure on page 84 of the Registration Statement to include the significant terms of the option grants that will be made to Kevin Reddy and Keith Kinsey in connection with the offering and explain the Company’s determination of the amount of compensation expense that will be recognized in connection with these option grants.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2.                                      Please remove the restrictive legend that follows the report and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please also indicate the date for the disclosures included in Note 17 to the audited financial statements. The consent of the independent registered accountant should also be revised to indicate the effective date of the stock split.

Response:                                        The Company notes the Staff’s comment and, in response thereto, notes that it intends to file an amendment to its Registration Statement with the Commission that will include the Company’s independent registered public accounting firm’s report and consent with the restrictive legend removed on the day prior to the pricing of the contemplated offering.  Prior to that filing, the Company intends to file an amendment to its Certificate of Incorporation effecting the contemplated reverse stock split and restating the Certificate of Incorporation in its post-initial public offering form, as described in the Registration Statement, on the day prior to the pricing of the initial public offering.

Telephonic Inquiry

The Company acknowledges the Staff’s inquiry with respect to Scott Dahnke’s affiliation with Catterton and his position as the Company’s lead independent director.  In making the determination that Mr. Dahnke is independent, the Company’s Board of Directors broadly considered all relevant facts and circumstances, including Mr. Dahnke’s affiliation with Catterton, a private equity firm that manages the funds of third-party investors, in which he serves as a principal.  Independence is measured with respect to the Company’s management.  While Catterton is expected to own approximately 37% of the Company’s equity interests after the contemplated offering, NASDAQ guidance provides that “ownership of Company stock by itself, or possession of a controlling interest through ownership of Company stock by itself,” does not preclude a determination of independence, as stock ownership does not impair independence from management.  See NASDAQ Listing Rules IM-5605-6.  Similarly, in setting forth criteria for independent director oversight of executive compensation, NASDAQ Listing Rules IM-5605-6 states “it may be appropriate for certain affiliates, such as representatives of significant stockholders, to serve on compensation committees,” for which a determination of director independence is required.  Pursuant to NASDAQ Listing Rules IM-5605(a)(2), the Company’s Board of Directors has determined that Mr. Dahnke’s affiliation with a major stockholder of the Company provides independence from management and aligns his interests with those of other stockholders in seeking a maximization of stockholder value and, in his capacity as a member of the Company’s compensation committee, an appropriate executive compensation program. For these reasons, and consistent with the NASDAQ independence standards, Mr. Dahnke was selected as the Company’s lead independent director.  The Company has revised the disclosure on page 80 under the heading “Corporate Governance and Board Structure” to note that certain independent directors are affiliated with Catterton or Argentia, as the case may be, and to include a cross-reference to the risk factor stating that the interests of Catterton and Argentia may not always coincide with the interest of other holders of the Company’s common stock.

*                                         *                                         *

If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034 or Sean Sullivan at (212) 351-2453.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:                                Kevin Reddy, Noodles & Company

Paul Strasen, Noodles & Company

Joshua Korff, Kirkland & Ellis LLP

Michael Kim, Kirkland & Ellis LLP